FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Velat Ronald J.	2. Issuer Name and Ticker or Trading Symbol Williams Controls, Inc. WMCO		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) [_] Director [_] 10% Owner [X] Officer (give title below) [_] Other (specify below) Executive Vice President
(Last) (First) (Middle) 14100 SW 72nd Avenue	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year March 18, 2003
(Street) Portland, OR 97224		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) [X] Form filed by One Reporting Person [_] Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (mm/dd/yy)	2A. Deemed Execution Date, if any (mm/dd/yy)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instructions 4(b)(v).
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FORM 4 (continued)	Table II —Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1.Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date if any (Month/ Day/ Year)	4. Transaction Code Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9.Number of Deriv- ative Secur- ities Bene- ficially Owned Follow- ing Reported Trans- action(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Benefi- cial Owner- ship (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Stock Option (01/12/1998) (right to buy)	2.5630							1/12/1998	1/12/2007	Common Stock	5,000		5,000	D
Stock Option (01/12/1999) (right to buy)	2.5630							1/12/1999	1/12/2007	Common Stock	5,000		5,000	D
Stock Option (01/12/2000) (right to buy)	2.5630							1/12/2000	1/12/2007	Common Stock	5,000		5,000	D
Stock Option (01/12/2001) (right to buy)	2.5630							1/12/2001	1/12/2007	Common Stock	5,000		5,000	D
Stock Option (06/01/1998) (right to buy)	2.9060							6/01/1998	6/01/2007	Common Stock	625		625	D
Stock Option (06/01/1999) (right to buy)	2.9060							6/01/1999	6/01/2007	Common Stock	625		625	D
Stock Option (06/01/2000) (right to buy)	2.9060							6/01/2000	6/01/2007	Common Stock	625		625	D
Stock Option (06/01/2001) (right to buy)	2.9060							6/01/2001	6/01/2007	Common Stock	625		625	D
Stock Option (09/01/1998) (right to buy)	2.0625							9/01/1998	9/01/2007	Common Stock	625		625	D
Stock Option (09/01/1999) (right to buy)	2.0625							9/01/1999	9/01/2007	Common Stock	625		625	D
Stock Option (09/01/2000) (right to buy)	2.0625							9/01/2000	9/01/2007	Common Stock	625		625	D
Stock Option (09/01/2001) (right to buy)	2.0625							9/01/2001	9/01/2007	Common Stock	625		625	D
Stock Option (10/02/1998) (right to buy)	2.2500							10/02/1998	10/02/2007	Common Stock	2,500		2,500	D
Stock Option (10/02/1999) (right to buy)	2.2500							10/02/1999	10/02/2007	Common Stock	2,500		2,500	D
Stock Option (10/02/2000) (right to buy)	2.2500							10/02/2000	10/02/2007	Common Stock	2,500		2,500	D
Stock Option (10/02/2001) (right to buy)	2.2500							10/02/2001	10/02/2007	Common Stock	2,500		2,500	D
Stock Option (12/01/1998) (right to buy)	2.3750							12/01/1998	12/01/2007	Common Stock	625		625	D
Stock Option (12/01/1999) (right to buy)	2.3750							12/01/1999	12/01/2007	Common Stock	625		625	D
Stock Option (12/01/2000) (right to buy)	2.3750							12/01/2000	12/01/2007	Common Stock	625		625	D
Stock Option (12/01/2001) (right to buy)	2.3750							12/01/2001	12/01/2007	Common Stock	625		625	D
Stock Option (4/30/1999) (right to buy)	2.3750							4/30/1999	4/30/2008	Common Stock	12,500		12,500	D
Stock Option (4/30/2000) (right to buy)	2.3750							4/30/2000	4/30/2008	Common Stock	12,500		12,500	D
Stock Option (4/30/2001) (right to buy)	2.3750							4/30/2001	4/30/2008	Common Stock	12,500		12,500	D
Stock Option (4/30/2002) (right to buy)	2.3750							4/30/2002	4/30/2008	Common Stock	12,500		12,500	D
Series A Preferred Stock 7½% Convertible Redeemable Series	$1.29¹	3/17/03		P		(A) 42		Immediately	None	Common Stock	4,352²	$133.67	42	D
Explanation of Responses: : (1) The conversion price is further subject to downward adjustment for dilutive issuances and the amount listed is the conversion price as of 12/31/02 which is the date of issuer´s last calculation.
(2) This is the total number of shares of common stock into which the derivative security was convertible as of 12/31/02 and is subject to increase if the conversion price is further adjusted.

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ RONALD J. VELAT **Signature of Reporting Person	3-18-03 Date
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